UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-September 2025	2

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA.

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Disclaimer 1 This document and any related conference call or webcast (including any related Q&A session) has been prepared by Telefónica, S.A. (“Telefónica” or the “Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above. This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements (including forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995). These forward-looking statements may include financial and other forecasts and estimates, as well as statements regarding plans, objectives and expectations of the Telefónica Group. The forward-looking statements can be identified, in certain cases, through the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “risk,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which such statements are made or by the forward-looking nature of discussions of strategy, plans, objectives or intentions. These forward-looking statements include statements regarding our intent, belief or current expectations with respect to, among other things, the effect on our results of operations of competition in telecommunications markets; trends affecting our business, financial condition, results of operations or cash flows; ongoing or future acquisitions, investments or divestments; our capital expenditures plan; our estimated availability of funds; our ability to repay debt with estimated future cash flows; our shareholder remuneration policies; supervision and regulation of the telecommunications sectors where we have significant operations; our environmental, social and governance commitments and targets; our existing or future strategic partnerships or joint ventures; the potential for growth and competition in current and anticipated areas of our business; and the outcome of pending or future litigation or other legal proceedings and investigations. Any such forward-looking statements reflect the current views of the Telefónica Group’s management and may change over time. They do not intend to be exhaustive, and they have not been verified or audited by any third party. Telefónica's opinions and aspirations with respect to future events do not represent any guarantee of future fulfilment or profitability, and they are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such forward-looking statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the relevant supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (“CNMV”) and the U.S. Securities and Exchange Commission (“SEC”). You are cautioned not to place undue reliance on any forward-looking statements contained in this document and any related conference call or webcast (including any related Q&A session). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the forward-looking statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to any alternative performance measures (APMs) used in this presentation are included in Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended June 30, 2025, submitted to the CNMV, in Note 2, page 9 of the .pdf filed. Recipients of this document are invited to read it. This document also contains sustainability information, that may include environmental, social and governance-related metrics, statements, goals, commitments and opinions. The sustainability information has been prepared with various materiality analyses, estimates, assumptions and data collection and verification practices and methodologies, both external and internal, which may differ from those used by other companies. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sell or exchange any security, a solicitation of any offer to purchase, sell or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of the members of its senior management, its directors or its employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy.

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q3 25 Summary Mr. Emilio Gayo COO

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q3 milestones Industry leading CapEx to Sales ratio Continued decline y-o-y CUSTOMER focus Next Generation NETWORKS Efficiency driven MANAGEMENT 2 Fibre 82.6m +1.3m PPs q-o-q 350.2m +1.6m q-o-q Accelerating portfolio transformation Uruguay and Ecuador sales closed in October 5G coverage 78% 1 p.p. q-o-q in core markets Growing Customer Lifetime Value Superior NPS (32) and low churn

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. 9M 25 Q3 25 € in millions Reported Reported y-o-y Organic y-o-y Reported Reported y-o-y Organic y-o-y Revenue 26,970 (2.8%) 1.1% 8,958 (1.6%) 0.4% Service revenue 24,427 (2.7%) 1.3% 8,164 (1.4%) 0.6% B2C revenue 16,122 (3.4%) 1.9% 5,321 (1.6%) 1.7% B2B revenue 6,047 1.8% 5.6% 2,020 4.2% 6.5% Wholesale & Others 4,801 (5.9%) (6.6%) 1,616 (8.0%) (10.2%) EBITDA 8,938 (3.6%) 0.9% 3,071 (1.5%) 1.2% EBITDAaL- CapEx 3,832 (4.0%) 0.9% 1,252 0.2% 3.4% CapEx / Sales organic 11.8% (0.5 p.p.) 13.1% (0.7 p.p.) FCF from continuing operations 414 (68.0%) 123 (84.4%) Net Financial Debt 28,233 (1.6%) EPS from continuing operations 0.24 (26.7%) 0.09 (25.5%) EBITDA, EBITDAaL and EPS are adjusted, CapEx ex-spectrum Key financial metrics, sustained organic growth Decreased FX impact in Q3 reported -1.9p.p. in revenue, -2.1p.p. in EBITDA, -1.9p.p. in EBITDAaL-CapEx (9M: -3.7pp, -3.9pp, -3.4pp) 3

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q3 25 Operating Business Mr. Emilio Gayo COO

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Revenue EBITDA & margin EBITDAaL-CapEx & margin • Growth acceleration in all main accesses - Record FBB and Contract base - Best churn and portability ratios - Best convergent net adds in 6 years Fibre market deregulation approved (effective in Feb-26) Spain: Solid momentum fueling the growth 3,182 3,364 3,170 3,186 3,233 1.0% 1.3% 1.7% 1.9% 1.6% Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 1,155 1,255 1,128 1,125 1,168 1.0% 1.0% 1.0% 1.0% 1.1% Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Postpaid ConvergentFBB Pay TV Convergent KPIs Churn (%)ARPU (€) +2.4% Accesses y-o-y+2.8% +1.0% +7.0% 34 23 26 42 53 119 89 79 131 141 11 6 5 15 21 49 16 66 89 73 Q3 24 Q4 24 90.2 90.7 92.3 91.1 89.3 0.8% 0.8% 0.9% 0.8% 0.8% Q3 24 Q4 24Q1 25 Q1 25 36%37%36% 20%20%19% 614 656 634 591 638 1.8% 2.8% 2.0% 2.8% 3.9% 0 200 400 600 800 1,000 1,200 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q2 25 Q2 25 35% 19% • Strong retail revenue - Increased B2C accesses - Sequential y-o-y decline in convergent ARPU lower than in 2024 - IT double digit growth in 9M (>50% B2B) • Accelerating EBITDAaL-CapEx (y-o-y) • Best-in-class CapEx/Sales - 9M: 11.3% (-0.4 p.p. y-o-y) - Well invested FTTH & 5G y-o-y org growth; Absolute numbers (€m) of EBITDA and EBITDAaL are adjusted and CapEx ex-spectrum 4 Q3 25Q3 25 36% 20% Net adds (k)

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q3: First positive impacts from migration to Authorisation (sale of concession-related assets +€36m) • Quality accesses growth: - Vivo Total (fully convergent) +53% - 5G Take-up 26% (+9.3 p.p. y-o-y) • New digital businesses gaining traction - B2C: Video & Music OTT: +19.9% - B2B: Cloud (+46.6%) and IoT (+25.0%) Brazil: EBITDA growth strengthened by high-value accesses and efficiencies 2,308 2,350 2,337 2,279 2,349 7.1% 7.7% 6.2% 7.1% 6.5% 1,030 1,050 964 960 1,067 6.9% 7.9% 8.0% 8.6% 8.8% 411 432 444 372 444 20.7% 9.7% 14.5% 14.3% 13.6% ContractFTTH KPIs (local currency) +12.7% Accesses y-o-y+6.2% 192 220 211 201 225 773 894 672 689 739 • Revenue & EBITDA growing above inflation - Mobile (+5.2%) & Fixed (+9.6%) - FTTH (+11.0%) & Contract (+7.7%) • EBITDA growth further accelerated • CapEx/Sales 9M 15.7% (-0.5 p.p.) • Biodiversity commitment: Regeneration of 800 hectares in the Amazon over 30 years 49 49 49 49 50 91 92 89 88 87 1.1% 1.0% 1.1% 1.1% 1.1% 1.6% 1.5% 1.5% 1.5% 1.5% Contract ARPUFTTH ARPU 45% 42%41%45% 18% 16%19%18% y-o-y org growth; Absolute numbers (€m) of EBITDA and EBITDAaL are adjusted and CapEx ex-spectrum Q3 25Q3 24 Q4 24 Q1 25 Q2 25 Q3 25Q3 24 Q4 24 Q1 25 Q2 25 FTTH Churn Contract Churn 5 45% 19% Q3 25Q3 24 Q4 24 Q1 25 Q2 25 Q3 25Q3 24 Q4 24 Q1 25 Q2 25 Q3 25Q3 24 Q4 24 Q1 25 Q2 25 Revenue EBITDA & margin EBITDAaL-CapEx & margin Net adds (k)

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. O2 Postpaid Fixed BB Net adds exclude 3rd party MNO-accesses 171 199 247 246 165 (9.0%) 6.1% 4.8% (6.3%) (3.4%) -10.0% -5.0% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 40.0% -200 -100 0 100 200 300 400 500 Accesses (y-o-y) Postpaid +4.3% Fixed BB IoT +28.6% 2,098 2,205 2,056 2,040 1,960 (1.6%) (3.7%) (2.0%) (2.4%) (6.6%) -7.0% -2.0% 3.0% 8.0% 13.0% -800 -300 200 700 1,200 1,700 2,200 2,700 • Solid commercial traction - Continued own brand momentum - Fixed trading back to growth - Higher level of promotional activity • 5G pop. coverage 98%; strong progress on densification & innovation • Financials impacted by partner business - Revenue decline on MSR pressure through partner customer migration - Softer handset market trends - Fixed revenue maintain growth path on improved value-mix • EBITDA supported by efficiency measures • ESG; switch to reusable euro pallets to reduce annual wood consumption by ~320 tons Resilient underlying performance while navigating the peak of B2P customer migration ARPU (y-o-y) Germany: Solid core momentum while 1&1 migration weighs on results 226 226 164 184 157 (6) (2) 0 (15) 3 98 84 150 177 202 (2.6%) (3.2%) (0.1%) (1.1%) (1.5%) 5.2% 4.9% 4.8% 3.5% 4.0% Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 33% 33% 32%31%31% 8% 9% 8%12%12% Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 y-o-y org growth; Absolute numbers (€m) of EBITDA and EBITDAaL are adjusted and CapEx ex- spectrum (0.6%) 6 694 737 640 638 628 3.0% 5.3% (2.0%) (6.0%) (9.5%) -10.0% -5.0% 0.0% 5.0% 10.0% 15.0% 20.0% -200 0 200 400 600 800 1,000 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Revenue EBITDA & margin EBITDAaL-CapEx & margin Net adds (k)

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. • Improved commercial trading, mobile contract and fixed-line • Launch of giffgaff broadband; new F2M convergence offering, • Fixed footprint: 18.7m UBB PPs • Revenue continued facing challenges: - Challenging market dynamics - Lower handset sales and nexfibre construction - Guided revenue -0.1% • Guided EBITDA +2.7% - Reducing operating expenses • ESG: ‘A’ rating; CDP supplier engagement (0.1%) (0.6%) 2.6% 1.4% 1.3% 2.2% 2.0% 1.6% 0.0% (1.2%) Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 (15) (19) (123) (74) (36) 16 12 (44) (51) (26) 36% 36% 39%38%36% 13% 14% 16%15%14% 422 441 414 438 472 (8.8%) (34.0%) 15.2% (10.8%) 15.1% -40.0% -20.0% 0.0% 20.0% 40.0% 60.0% -500 -300 -100 100 300 500 700 900 1,100 3,197 3,263 2,968 2,976 2,943 (2.4%) (4.0%) (4.2%) (5.5%) (7.5%) -19.0% -14.0% -9.0% -4.0% 1.0% 6.0% 11.0% 16.0% 21.0% 26.0% -2,500 -1,500 -500 500 1,500 2,500 3,500 1,162 1,169 1,078 1,137 1,148 (3.1%) (10.0%) (3.1%) (0.7%) 0.3% -15.0% -10.0% -5.0% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% -1,100 -600 -100 400 900 1,400 Accesses (y-o-y) Postpaid -1.6% Fixed BB Postpaid Fixed BB Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 VMO2: Continuing to balance volume with value y-o-y org growth (excl. Daisy impact); Absolute numbers (€m) of EBITDA and EBITDAaL are adjusted and CapEx ex- spectrum Q4 24 Q4 24 Q1 25 Q2 25 Q3 25 -1.9% 7 Completed O2 Daisy merger, consolidated since 1st of August excl. Daisy impact ARPU (y-o-y) Revenue EBITDA & margin EBITDAaL-CapEx & margin Net adds (k)

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. • Accelerating growth in high value accesses - COL: quality improvement, MEX: sustained performance, CHI: better portability - Completed migration to FTTH (99% of FBB) FTTH premises passed (m) Hispam: Acceleration of portfolio simplification ContractFBB +1.9% Accesses y-o-y+2.0% (5) 13 26 3 15 (272) (34) 68 125 70 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 12.7 13.3 13.6 13.9 14.4 Sep-24 Dec-24 Mar-25 Jun-25 • Service revenue -2.5%. MEX +2.7% • EBITDA trend improved on MEX (+25.2%) • EBITDAaL-CapEx reflected higher leases in COL 1,128 1,176 1,093 1,042 1,017 (4.1%) (9.3%) (2.7%) (2.9%) (3.6%) 232 274 189 208 206 (7.2%) (27.5%) (14.8%) (2.8%) 1.2% 89 24 50 48 45 (2.7%) c.s. (46.1%) (34.9%) (29.1%) 21% 20%17%23% 8% 5%5%2% 2025 vs. 2024 financial variations includes Argentina, Peru, Ecuador and Uruguay under Organic criteria Q3 24 Q4 24 Q1 25 Q2 25 y-o-y org growth; Absolute numbers (€m) of EBITDA and EBITDAaL are adjusted and CapEx ex- spectrum 8 Sep-25 Q3 25 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 20% 4% T. Uruguay closed October 7th T. Ecuador closed October 30th Revenue EBITDA & margin EBITDAaL-CapEx & margin Net adds (k)

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q3 25 Financials / ESG Mrs. Laura Abasolo CFCO

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. FCF (continuing operations) €0.30 DPS 18th Dec-25 (€0.15/cash) Jun-26 (€0.15/cash) Slightly higher leverage Sep-25: 2.87x €414m Constant perimeter of consolidation 2025 Guidance: Operational guidance on track with new FCF expectations 9 ~€1.9bn Revenue EBITDA EBITDAaL-CapEx CapEx / Sales Organic growth Organic growth Organic growth < 12.5% organic +1.1% y-o-y +0.9% y-o-y +0.9% y-o-y 11.8%

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Lower FCF expected for 2025 mainly from different timing in cash inflow from tax case and litigations won and impacts from transitioning Hispam perimeter changes ▪ Cash foreseen in 2025 to be received later than expected - Tax refund from goodwill case (won and P&L impact in 2023 and ratified by Supreme Court in 2025) - Agreement on a litigation to payment in 2025-2027 vs in 2025 ▪ Perimeter changes accelerated in Hispam: Full transition plan being designed that impacts remaining OBs and instrumental companies - Less purchasing volume - T. Tech inorganic plan in place - WC management capacity ▪ FX and other impacts driving y-o-y comps. Working in every line to maximize but still negative net impact ▪ Spain and Brazil strong performance not compensating Germany. Q3 results confirm challenging Germany performance as lost B2P FCF impact accelerates in 2025 2025 FCF expectations Moving to FCF from Continued Operations and adjusted in Q1 for Argentina & Peru and in Q2 for Ecuador and Uruguay 10 €2,634m €2.7bn ≈€1.9bn 2024 Closing 2024 Closing Cont. Ops 2025E Phasing of tax & litigations Hispam exit acceleration impacts Germany FX & Others Spain & Brazil

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. x €16.4bn Liquidity 10.5 yrs Avg. debt life 3.44% Interest cost 3.57% Sep-24 1. Total FCF (from continuing and discontinued operations) including spectrum payments. 2. Including the sale of T. Uruguay and T. Ecuador (both closed in October), T. Colombia (just the deconsolidation of T. Colombian net debt as of Sep-25) and the acquisition of 50% of Fibrasil. Fixed debt >63% x Discontinued ops. Continuing ops. Total € in millions (174) 1,293 1,118 (102) 414 312 9M 24 9M 25 FCF Financial profile Net Financial Debt 27,161 (211) 1,314 ND/EBITDAaL 2.87x Dec-24 FCF total1 Sep-25 FX & Others Net financial divestments Shareholder Remuneration 28,233(834) 803 ND/EBITDAaL 2.58x Sep-25 Post closing 2 ~€26.5bn (€0.7bn) (€1.1bn) Uruguay, Ecuador Colombia, Fibrasil 11

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Creating value through responsible digitalisation Environmental Social Governance Investing in resilient networks €77bn of SDG aligned investments since 2015 Transparency in Sustainable Finance Bond Report published showing €2.8bn allocation Hedging energy costs via renewables Long-term model implemented in all main markets Reducing Scope 3 through sustainable travel Co-founders of initiative to use Sustainable Aviation Fuel Continue to lead sector in ESG ratings: top 3% in Sustainalytics Training in Responsible Business Completed by 93% employees Promoting diversity FT Diversity Leader for 6th year running 12

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Key takeaways Mr. Emilio Gayo COO

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q3: focus on execution Closing remarks 13 Capital Markets Day at 12:00 pm CET

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. CDP Climate A List 2024 ISS ESG Corporate Rating #1 in sector Social Benchmark 1st company worldwide 2024 2024 #1 in sector Sustainalytics ESG Industry Top Rated 2025 Bloomberg ESG Score #2 in sector For further information, please contact: Investor Relations Torsten Achtmann (torsten.achtmann@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 4, 2025	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Financial and Control Officer for Telefonica, S.A.